

Mail Stop 3628

June 5, 2009

By Facsimile (212.451.2222) and U.S. Mail

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Re: **Tollgrade Communications, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed on May 28, 2009 by Ramius Value and Opportunity Master Fund Ltd, et al.
File No. 000-27312

Dear Mr. Wolosky:

We have reviewed the above filings and have the following comments. Where indicated, we think the Ramius Group should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask the Ramius Group to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the Ramius Group in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1. The Ramius Group identifies in the letter to shareholders, on pages 2, 13 and 14 of the proxy statement and on the proxy card each of the Company nominees for whom the Ramius Group will vote. Please revise all of the proxy statement to make clear whether

the Company nominees have consented to being named in the proxy statement and whether they have agreed to serve if elected. Refer to Rule 14a-4(d). If any such person has not consented, then that person is not a bona fide nominee and the Ramius Group may not name them in the proxy materials pursuant to Rule 14a-4(d). Please see Section II.I. of SEC Release 34-31326 (Oct. 16, 1992). Revise the sentence in the proxy card that reads "there is no assurance that . . . " and the subsequent sentence similarly.

Cover Page, page 1

2.   Please revise paragraph 1 to indicate that you are also seeking proxies to vote for the company nominees other than those company nominees you oppose.

Important, page 3

3.   The last paragraph in this section refers to four nominees up for election on the gold proxy card. Please reconcile with disclosure throughout the proxy materials including the Ramius Group's proxy card indicating that three of its nominees are up for election.

Background to the Solicitation, page 4

4.   Please revise the fourth bullet point to disclose the price per share you offered and the market price of the common stock at the time.

5.   With respect to the sixth paragraph, please disclose whether the company provided you any reasons for rejecting your proposals.

6.   With respect to the ninth paragraph, please describe the company's settlement proposal and disclose why it was unacceptable. Apply this comment also to the eleventh and twelfth bullet points.

Reasons for the Solicitation, page 6

7.   Provide support for the statements that "the Company's shares are currently trading at a significant discount to intrinsic value;" that "[a]s a result of the Company's poor operating performance, among other things, the Company currently has an enterprise value of less than $10 million when factoring in its $60 million cash balance;" and that "[e]ffectively, shareholders are attributing little to no value to the operating businesses at the Company." Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Ramius Group expresses.

8.   Refer to the first paragraph. While you point out that the market price of the company's common stock lags its intrinsic value, the last sentence of this paragraph describes your fear that intrinsic value, not market price, may continue to erode. Please reconcile.

9.   The last sentence of the second paragraph states that "[The Ramius Group's] goal is to maximize the value of Tollgrade's common stock for the benefit of <u>all</u> shareholders." This statement appears to imply that the Company nominees will not act on behalf of *all* shareholders. Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation of the Company nominees, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, without adequate factual foundation. Provide the factual foundation for this assertion or delete it.

10.   The first sentence of the third paragraph states that "[The Ramius] Nominees will attempt to work with other members of the Board to pursue options that [the Ramius Group] believe are in the best interests of all shareholders and which have the ability to enhance shareholder value." Please provide more specifics about the Ramius Group's plans for the Company going forward if the Ramius Group's nominees are elected. For example, what options would the nominees pursue?

11.   We note your disclose on page 7 that you believe the board needs directors with a "vested financial interest in" its financial performance and that the election of your nominees will address this need. We also note that it appears none of your nominees hold shares in the company. Please reconcile this in your disclosure.

Proposal No. 3, page 13

12.   The last sentence of the first paragraph states that "[The Ramius Group does] not object to the approval of the amendment to increase the authorized number of shares issuable under the 2006 LTIP by 1,500,000 shares." Please reconcile this statement with the proxy card on which the Ramius Group makes no recommendation on Proposal No. 3.

Voting and Proxy Procedures, page 13

13.   We note the disclosure that there is no assurance that any of the Company's nominees will serve as directors if the Ramius Nominees are elected. Revise to state whether or not the remaining seats are likely to be vacant or filled by the Company's nominees. In addition, disclose any plans to fill any such vacancies on the Board. See footnote # 76 to Exchange Act Release 31326 (October 16, 1992).

Solicitation of Proxies, page 15

14.   The Ramius Group indicate that proxies "may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements." Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm this understanding.

Additional Participant Information, page 16

15.   We note in the last paragraph on page 16 that each member of the Ramius Group disclaims beneficial ownership "except to the extent of their pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Incorporation by Reference, page 18

16.   The Ramius Group refers security holders to information that it is required to provide that will be contained in the Company's proxy statement for the annual meeting. We presume that the Ramius Group is relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Ramius Group determines to disseminate its proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to its intent in this regard.

*   *   *

        Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Ramius Group is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from each of participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you and the Ramius Group provides to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions